August 4, 2021

Katherine Bagley
Dietrich King

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    StartEngine Collectibles Fund I LLC

Amendment No. 2 to Offering Statement on Form 1-A Filed July 22, 2021

File No. 024-11416

Dear Ms. Bagley and Mr. King,

We acknowledge receipt of the comments in the letter dated August 3, 2021 from the staff of the Division of Corporate Finance (the “Staff”) the regarding the Offering Statement of StartEngine Collectibles Fund I LLC (the “Company”, “us”, “we”), which we have set out below, together with our responses.

Amendment No. 2 to Offering Statement on Form 1-A

Offering Circular Cover Page, page 2

1.	We note your disclosure that "[t]he company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be made available to the relevant series. After the initial closing of an offering in a series, we expect to hold closings on at least a monthly basis." Please clarify how you will effect multiple closings for a series offering, considering your disclosure in the table on page 3 that your minimum and maximum for each series offering is the same number of shares.

In response to the Staff’s comment, the Company has revised the Cover Page and “Plan of Distribution” section of the Offering Circular to clarify that there will not be rolling closings for the offerings of the Company’s series currently disclosed in the Company’s Offering Circular.

The Underlying Assets, page 30

2.	Please amend your disclosure to clarify whether the Asset Manager of each series has entered into a purchase agreement with the sellers of the underlying assets. In this regard, we note your disclosure that each series intends to purchase the asset from your Asset Manager, but it is unclear whether your Asset Manager has purchased the assets underlying each series.

In response to the Staff’s comment, the Company has revised its disclosure to clarify that the Asset Manager has already purchased the assets underlying each series.

Thank you again for the opportunity to respond to your questions and comments on the Company’s Offering Circular. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

Partner

CrowdCheck Law LLP

cc: Johanna Cronin, Manager of StartEngine Assets LLC